CAPCO AMERICA SECURITIZATION CORPORATION
       (formerly known as NOMURA ASSET SECURITIES CORPORATION), Depositor
             NOMURA ASSET CAPITAL CORPORATION, Mortgage Loan Seller
               NASC Commercial Mortgage Trust 1998-D6, Trust Fund
          Commercial Mortgage Pass-Through Certificates, Series 1998-D6

Supplement, dated October 9, 1998, to Prospectus Supplement dated March 27, 1998

Recent Developments

     Following losses experienced by NACC's subsidiary, The Capital Company of America LLC ("CCA") and Nomura Holding America Inc. ("NHA") (NACC's parent), the Board of Directors (the "NSC Board") of the ultimate parent of all of these companies, Nomura Securities Co., Ltd. ("NSC"), authorized NSC to provide additional capital to NHA (which, in turn, authorized a capital contribution to CCA) designed to substantially restore the total capitalization (shareholder's equity plus subordinated debt) of NHA and CCA to the levels that existed on April 1, 1998 (that is, approximately $843 million of subordinated debt and common shareholder's equity) in the case of NHA, and to the level that existed on June 29, 1998 (that is, approximately $500 million of common shareholder's equity) in the case of CCA.

     As of September 25, 1998, and as authorized by the NSC Board as described above, NSC made an equity investment in NHA of approximately $380 million, and acquired (through Nomura Global Funding plc) subordinated debt of NHA in the amount of approximately $250 million. Accordingly, NHA has received a total of approximately $628 million in cash from or at the direction of NSC and has wired approximately $214 million of that amount to CCA as equity capital. Although the September 25, 1998 investment in CCA was intended to restore CCA's shareholder's equity to it's June 1998 level, a September 28, 1998 mark-to-market estimate of the value of CCA's assets indicated that the $214 million contributed to CCA was insufficient (by approximately $150 to $200 million) to restore CCA's capitalization to that level. NHA, which was informed of the revised estimate on September 28, 1998, indicated at that time that it had capital sufficient to permit it to contribute additional equity, based on CCA's mark-to-market losses then estimated, sufficient to restore CCA's shareholder's equity to approximately $500 million as of September 30, 1998. NHA authorized the contribution of such equity to CCA. There can be no assurance that either CCA or NHA will not experience further losses, that NSC will provide additional capitalization to NHA or that NHA will contribute capital to CCA beyond what is currently authorized. In addition, current market uncertainty and volatility have had, and may continue to have, further significant adverse impact on the financial condition of CCA and NHA.

     In another development, Ethan Penner, who was appointed Chief Executive Officer and President of CCA at its formation on June 29, 1998, resigned that office and was appointed Vice Chairman of the Board of Directors of CCA on August 14, 1998. Mr. Penner resigned as Vice Chairman of the Board of Directors on September 16, 1998. Also, William Wraith, IV, the co-chief executive officer and co-president of NHA and the chairman of the Board of Directors of NSI, and Mark McGauley, the chief operating officer of NHA, have resigned from those positions and as members of the CCA Board of Directors.

     In another development, CRIIMI MAE Inc., the parent of CRIIMI MAE Services Limited Partnership (the "Special Servicer"), filed for bankruptcy law protection on October 5, 1998 under Chapter 11 of the U.S. Bankruptcy Code. As a result of that filing, Standard & Poor's Rating Services ("S&P") removed the
Special Servicer from its approved servicer list as a commercial asset manager/special servicer. Fitch IBCA, Inc. ("Fitch") placed the Special Servicer's rating of "Above Average" on "Rating Alert" with negative implications, stating that special servicing functions could be affected by the loss of personnel resulting from bankruptcy-related disruptions. With regard to the ratings on the Series 1998-D6 Certificates (the "Certificates"), Fitch and Moody's Investors Service, Inc. each affirmed its ratings for the Certificates. S&P stated that the developments have no immediate impact on the ratings for the Certificates. Duff & Phelps Credit Rating Co. ("DCR") placed the ratings for the Certificates on "Ratings Watch-Uncertain" until DCR can fully determine the impact of the bankruptcy filing of CRIIMI MAE Inc. In addition, on October 7, 1998, S&P lowered its subordinated debt rating on AMRESCO Inc., the parent of AMRESCO Services, L.P. (the "Servicer"), from "B" to "CCC+" and its long-term counterparty credit rating from "BB-" to "B." As a result of these rating downgrades, S&P revised its commercial loan servicer rating for the Servicer from "Strong" to "Average." The Servicer remains on S&P's approved list of servicers.